METALLA RELEASES 2017 ANNUAL LETTER TO SHAREHOLDERS

FOR IMMEDIATE RELEASE October 2, 2017	CSE: MTA OTCQB: MTAFF Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:MTAFF) (FRANKFURT:X9CP) is pleased to announce it has released its 2017 annual letter to shareholders.

From: President & CEO

To: All Shareholders

It is with great satisfaction that I present to you, our shareholders, the first annual shareholder letter under our new name and business model of acquiring precious metal royalty, streams, and other production based interests.

At a time when experts in the precious metals sector told us the royalty and streaming space was too competitive, it’s a sector with high barriers to entry, we were too late, and only modest returns are left to be made... we set out to build our new company.

We saw an opportunity to capitalize on the success of larger, more established competitors. Focusing on an underserved part of the market, we were able to quickly aggregate a portfolio of royalties and streams that didn’t make sense for the majors to spend their time and money on. Our disciplined approach and process in building Metalla from the ground up has proven to be a great way to create real shareholder value.

Metalla’s internal focus and mandate can be defined by five key principals. We obsess over these before we make any decisions on deploying the capital you have entrusted us with:

  Accretive Transactions – This is our core principal. Most of the expensive mistakes made by competitors trace back to deals that were not accretive to shareholders. That's a mistake we're not willing to make. This means every new royalty or stream we acquire needs to add value to our Company. Whether that means more cash flow per share, or more gold / silver ounces per share, it needs to increase the value of the Company on a per share basis. To accomplish this, we have to create our own transactions. We typically pass on any process run by an investment bank, as it often leads to lower returns. It is more work for us, but translates into more value for shareholders. We rely on our extensive network, built up in the sector over the last decade, to be the key driver for our pipeline and returns on those transactions.

  Diversification – My friend Rick Rule talks about “return-free risk” in this business. He's referring to poorly structured deals where shareholders take risk without an attractive amount of return potential. Metalla closed 6 transactions in its first year. It bought 18 assets on 4 continents. Owning a wide array of royalty and streaming assets gives Metalla shareholders exposure to real value for decades to come. We primarily focus on transactions valued at $10 million or less. Each transaction is intended to decrease shareholder risk and add value. Over time, this approach builds a clear path to a higher market valuation per dollar of revenue.

  Strong Counterparties – Owning royalties and streams on various precious metal mining assets means we don’t have to do any expensive drilling, operate fleets of massive earth moving equipment, employ thousands of miners, or maintain highly complex processing facilities. All of this is done for us by our counterparties, the mining companies that operate the projects. In our experience, smaller mines mean bigger problems. So, we make it a priority to acquire royalties and streams on projects operated by major mining companies. They have the balance sheets and skill sets needed to make them successful. Having strong counterparties means shareholders get the benefit of new discoveries, mine expansions, mine extensions, and other major investments in the assets we own without having to pay for it.

  Dividends – A century ago, successful mining companies paid shareholders large cash dividends. Today, very few companies in our business pay meaningful dividends. Mining companies got hooked on ultra-low interest rates and low borrowing costs. They used this cheap, plentiful money to buy larger projects, avoiding the discipline of a cash buyer. They strived to mine more and more ounces with less profit per ounce. Royalty and streaming companies have some of the highest revenue per employee metrics of any business across various sectors. This means high margin, cash generating companies tied to the potential leverage of a rising gold and silver price. This is accomplished by small teams (low overhead) giving investors exposure to producing assets, without all the traditional costs associated with operating them. We want to give shareholders a direct link to gold and silver. We intend to pay out 50% of our after tax/G&A cash flow in the form of a cash dividend. We intend to start this program in January 2018. The remaining 50% will remain on hand to fund accretive transactions.

  100% Exposure to Gold and Silver – Historically, companies in our business that choose to focus exclusively on gold and silver assets enjoy a higher market valuation. This is what you can expect now and for the future with Metalla.

Being able to invest at the ground level in a royalty and streaming company has often been restricted to insiders, officers, and directors. This is because the majority of these companies were formed via spin-out of a major mining company or transaction. See below the market capitalizations of these companies on their first day of trading.

COMPANY	SPIN CO	IPO/RTO DATE	MARKET CAPITALIZATION (millions CAD)
Franco Nevada	Newmont	2007	$1,200
Osisko Gold Royalties	Osisko Mining	2014	$575
Wheaton Precious Metals	Wheaton River/Goldcorp	2004	$289
Maverix Metals	Pan American Silver	2016	$97
AuRico Metals	Alamos/AuRico Merger	2015	$59

Source: SNL Mining

Metalla was officially started through the High Stream Corp (“HSC”) transaction in September of 2016. We were excited to give all investors the opportunity to get in at the ground level. Our first financing was at the post share consolidation price of 30 cents. We raised a little over CAD $2M at a pre-money valuation just above CAD $8M. Since then we have completed 6 acquisitions deploying a total of CAD $22.85 million.(1) We financed these transactions through share acquisitions and one additional capital raise of roughly CAD $4.5M at 50 cents a share.

Today, Metalla could not be better positioned. We have an exceptional portfolio of royalty and streaming assets that we anticipate providing high-margin cash flow for decades. We have a pipeline of development assets that will ensure Metalla a long life with no need to raise future capital to cover management costs. Going forward Metalla intends to only raise capital or issue shares to make accretive transactions.

As I write to you, Metalla’s market capitalization exceeds CAD $45 million (2). We have attracted a supportive and strategic shareholder base in Canada, the U.S., Europe, and Asia. We could not be more pleased with those who took a chance with us in our first year and were able to share in our success, with seed investors at our first financing up over 100% in just less than one year.

(1)	Using a USD/CAD exchange rate of 1.22
(2)	Market cap as of September 27, 2017

SUMMARY OF NOTABLE ACQUISITIONS (3)

  100% Endeavor Silver Stream – Commissioned in 1983, the Endeavor Mine was once the region’s largest zinc, lead and silver producer. Since 2003, the mine has been operated by CBH Resources, a subsidiary of billion-dollar base metal company Toho Zinc. Under the streaming agreement, Endeavor has produced 7.1 million ounces of silver since 2005, and is estimated to deliver just under 1 million ounces of silver (“Ag”) to Metalla according to the updated mine plan from CBH through June 2019.

  2% NSR on the Joaquin Project – A 2% NSR royalty payable by Pan American Silver on minerals mined from the concessions which form part of the Joaquin project located in central Santa Cruz Province, Argentina, 145 kms from Manantial Espejo, Pan American’s existing silver-gold mine. Pan American recently purchased the Joaquin project from Coeur for US$25 million. The Joaquin project is estimated to contain a Measured and Indicated resource of 65.2 million ounces Silver (Ag) and 61,000 ounces Gold (Au) (as disclosed by Coeur in a technical report titled Joaquin Project NI 43-101 Technical Report and dated February 15, 2013). An update is expected from Pan American in Q4 2017 on a production timeline.

  1.5% NSR on the Zaruma Gold Mine – A 1.5% NSR royalty payable by Core Gold Inc. (formerly Dynasty Metals and Mining) on minerals mined from the Zaruma gold mine located in the Zaruma- Portovelo Mining District of southern Ecuador. Between 2012 and 2014 the mine produced 72,430 ounces Au and 152,292 ounces Ag. The Zaruma gold mine has an estimated Measured and Indicated resource of 1.094 million ounces Gold (Au) with an average grade of 12-13 gpt (as disclosed by Dynasty in a technical report titled “Independent Preliminary Assessment – Zaruma Gold Project – El Oro Province, Ecuador” and dated September 17, 2014).

  2% NSR on the Hoyle Pond Extension – The Hoyle Pond Extension Royalties are located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. The deposit is trending toward the extension property at depth. Goldcorp, the operator, completed the Hoyle Pond Deep Project at a cost of $194 million to access and develop lower levels with the #2 winze being only 600 meters west of the property boundary.

  1.5% NSR on the Timmins West Extension – The West Timmins mine was acquired by Tahoe Resources from Lake Shore Gold in April 2016. The West Timmins mine is the flagship mine in the district for Tahoe. Metalla has a 1.5% Royalty on the Wallingford claim which lies on the extension of the Timmins deposit. The Timmins deposit plunges towards the NW onto Metalla’s claims and is expected to cross the boundary at depth.

  15% Silver Stream on the NLGM – The New Luika Gold Mine (“NLGM”) is located in the Chunya Administrative District, Mbeya region in the Lupa Goldfield of southwest Tanzania, the second largest gold producing region in the country in the 1900s. Shanta Gold operates the mine. Commissioned in August 2012, it produced a record 87,713 ounces Au and 126,572 ounces Ag in 2016. The company also reported AISC of US$661/oz Au in its Q4 2016 production and operational update.

(3) Includes subsequent transactions through July 31, 2017

We see our 2016 fiscal year as the year we built the machine that will propel us through this bull cycle in precious metals. We think that bull market cycle is just getting started.

We feel strongly that we will be able to keep up the pace we set in year one from a transactional perspective. More importantly, we feel that our next fiscal year will be when the market recognizes what we have built, rewarding Metalla shareholders with a valuation that better represents where our peers are trading.

During the last year we welcomed E.B. Tucker and Lawrence Roulston to our Board. Lawrence brings a depth of knowledge and experience from a technical and evaluations perspective for precious metal mining companies and projects, and E.B. Tucker brings an extensive network from capital, marketing, and strategic relationships that have been invaluable.

In closing, I would like to personally thank the board and management for the tremendous amount of work that had to be done in such a short time to bring Metalla to where it is today. We are grateful for the support of our shareholder base. We are significant shareholders along with you, and we are dedicated to maximizing per share value over this bull cycle in precious metals.

Brett Heath
President & CEO
Metalla Royalty & Streaming Ltd.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This letter contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this letter only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this letter includes, but is not limited to, statements with respect to future events or future performance of Metalla, anticipated cash flow, payment of dividends, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Metalla to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Metalla holds a royalty, stream, or other interest are located or through which they are held; risks related to the operators of the properties in which the Metalla holds a royalty, stream, or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Metalla holds a royalty, stream, or non-operating interest; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Metalla holds a royalty, stream, or other interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Metalla holds a royalty, stream, or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets.

The forward-looking statements contained in this letter are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Metalla holds a royalty, stream, or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Metalla holds a royalty, stream, or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

INVESTOR RELATIONS

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989